

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

April 29, 2008

Management's Discussion and Analysis (MD&A)
(April 29, 2008)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") as at and for the three month periods ended March 31, 2008 and 2007, and the 2007 MD&A and audited Consolidated Financial Statements of the Company. All comparisons are between the quarters ended March 31, 2008 and 2007, unless stated otherwise. All amounts are in Canadian dollars unless otherwise indicated.

First Quarter Results Summary

- Cash provided by operating activities was $1.3 billion, up 20% from a year earlier, mainly due to an increase in net income from continuing operations.
- Net income was $466 million, down 10% from a year earlier, mainly due to gains on asset sales in the prior year.
- Net income from continuing operations was $459 million, up 124% compared to the first quarter in 2007
- Production averaged 419,000 boe/d, 11% below the first quarter of 2007 mainly due to the sale of non-core assets which produced 28,000 boe/d in 2007. Production from continuing operations averaged 411,000 boe/d, 3% below the same quarter last year.
- Netbacks were up 35% from a year earlier, reaching a record $45.66/boe.
- Long-term debt, net of cash, was $4.2 billion at the end of the quarter, down from $4.3 billion at December 31, 2007.
- Subsequent to the end of the quarter, Talisman announced the sale of non-strategic assets in Denmark and Lac La Biche.

	Three months ended	
March 31,	**2008**	2007
Financial (millions of C$ unless otherwise stated)		
Net income from continuing operations	**459**	205
Net income from discontinued operations	**7**	315
Net income	**466**	520
C$ per common share		
Net income - Basic	**0.46**	0.49
- Diluted	**0.45**	0.48
Net income from continuing operations		
- Basic	**0.45**	0.19
- Diluted	**0.44**	0.19
Production (daily average)		
Oil and liquids (bbls/d)	**212,819**	234,775
Natural gas (mmcf/d)	**1,187**	1,145
Continuing operations (mboe/d)	**411**	425
Discontinued operations (mboe/d)	**8**	45
Total mboe/d (6mcf=1boe)	**419**	470
Capital expenditures[1]	**1,012**	1,267

1. Capital expenditures are prior to acquisitions and dispositions.

Net income decreased by 10% to $466 million from the same period in 2007, due principally to a gain on asset sales in the prior year. Net income from continuing operations increased 124% to $459 million due mainly to higher realized prices, as well as decreased operating, stock based compensation, dry hole and depreciation, depletion and amortization ("DD&A") expenses. The increase was partially offset by a 3% decrease in production.

Daily Average Production, Before Royalties

	Three months ended		
March 31,	**2008**	**2008 vs 2007 (%)**	2007
Oil and liquids (bbls/d)			
North America	**40,089**	**(3)**	41,300
UK	**82,349**	**(12)**	93,656
Scandinavia	**31,193**	**8**	28,962
Southeast Asia	**37,226**	**(25)**	49,549
Other	**21,962**	**3**	21,308
	212,819	**(9)**	234,775
Natural gas (mmcf/d)			
North America	**822**	**-**	821
UK	**35**	**(19)**	43
Scandinavia	**19**	**36**	14
Southeast Asia	**312**	**17**	267
	1,188	**4**	1,145
Continuing operations (mboe/d)	**411**	**(3)**	425
Discontinued operations			
North America			
- oil and liquids (bbls/d)	**-**	**-**	6,076
- natural gas (mmcf/d)	**28**	**(73)**	102
UK			
- oil and liquids (bbls/d)	**1,664**	**(80)**	8,092
- natural gas (mmcf/d) [1]	**-**	**-**	62
Scandinavia			
- oil and liquids (bbls/d)	**2,142**	**(27)**	2,950
Discontinued operations (mboe/d)	**8**	**(82)**	45
Total mboe/d (6mcf =1boe)	**419**	**(11)**	470

1.   Includes gas acquired for injection and subsequent resale of 16 mmcf/d in the first quarter 2007.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue on crude oil production when liftings have occurred. Volumes presented above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory as summarized below. During the quarter, total volumes produced into inventory aggregated 2.5 mmbbls (2007 – 19,600 bbls) resulting in 5.5 mmbbls (2007 – 3.7 mmbbls) of inventory, before deduction of royalties, at the end of the quarter.

	Three months ended	
March 31,	**2008**	2007
Volumes produced into/(sold out of) inventory (bbls/d)		
UK	**(9,264)**	(9,132)
Scandinavia	**9,889**	(3,907)
Southeast Asia	**8,481**	2,910
Other	**17,823**	10,347
Total	**26,929**	218

Total oil and liquids production averaged 216,625 bbls/d, 14% below the same period in 2007, while production from continuing operations for the quarter was 212,819 bbls/d, down 9% from the same period in 2007. Total natural gas production averaged 1,216 mmcf/d, 7% below the same period in 2007, while production from continuing operations increased 4% to 1,188 mmcf/d.

In North America, oil and liquids production from continuing operations was down 3% from 2007 due primarily to natural declines, an unplanned plant outage in Southern Alberta Foothills and a temporary decline in water flood performance in Chauvin after repairs were made to line breaks. Natural gas production from continuing operations in North America increased by 1 mmcf/d mainly due to successful drilling in the Alberta Foothills and Bigstone areas, which increased production by 39 mmcf/d, offset by natural declines in Appalachia and West Whitecourt, an unplanned plant outage in Southern Alberta Foothills and downtime in Edson.

In the UK, oil and liquids production from continuing operations decreased by 11,307 bbls/d, due to the impact of maintenance shutdowns at Montrose/Arbroath, Ross, Buchan and Claymore. These decreases were partially offset by production from new field startups at Tweedsmuir, Enoch, Duart and Blane, which averaged over 20,000 bbls/d in the quarter.

In Scandinavia, oil and liquids production from continuing operations increased by 8% to 31,193 bbls/d due to the startup of Blane, good performance of new wells at Gyda and Brage, and the unitization of the Tambar field. These increases were partially offset by natural declines at Varg and Veslefrikk.

In Southeast Asia, oil and liquids production declined by 12,323 bbls/d. Oil and liquids production in Malaysia/Vietnam was 23,795 bbls/d, down 23% from 2007 mainly due to natural declines in the PM-305 and PM-3 Commercial Arrangement Area (CAA) fields. In Indonesia, oil and liquids production increased by 3% compared to the same period in 2007, averaging 11,441 bbls/d in the quarter. Production in Australia averaged 1,989 bbls/d, a 74% decrease from the same period in 2007, mainly due to the impact of riser failures in the Corallina and Laminaria fields.

Natural gas production in Malaysia/Vietnam averaged 64 mmcf/d in the quarter, an increase of 7 mmcf/d compared to the same period in 2007 due to operational issues and delayed commissioning of the flash gas compressor in the same period in 2007. Indonesia gas production was 18% higher than last year, averaging 249 mmcf/d due to strong gas nominations due principally to completion of a new pipeline to West Java.

Oil and liquids production from Other increased by 3% to 21,962 bbls/d as a result of a 2% increase in North Africa production to 16,272 bbls/d, and a 6% increase in Trinidad and Tobago production to 5,690 bbls/d.

Company Netbacks [1,2]

March 31,	Three months ended	
	2008	2007
Oil and liquids ($/bbl)		
Sales price	**95.49**	65.46
Hedging gain (loss)	**(0.48)**	1.07
Royalties	**15.64**	10.63
Transportation	**0.97**	1.28
Operating costs	**19.64**	16.50
	58.76	38.12
Natural gas ($/mcf)		
Sales price	**8.16**	7.35
Hedging gain (loss)	**-**	0.18
Royalties	**1.65**	1.45
Transportation	**0.22**	0.26
Operating costs	**1.01**	1.03
	5.28	4.79
Total $/boe (6mcf=1boe)		
Sales price	**73.01**	55.52
Hedging gain (loss)	**(0.26)**	1.09
Royalties	**12.87**	9.74
Transportation	**1.14**	1.40
Operating costs	**13.08**	11.70
	45.66	33.77

1. Netbacks do not include pipeline operations. Additional information concerning netback components by region is included elsewhere in this MD&A.
2. Includes impact of discontinued operations.

During the first quarter, the Company's average netback was $45.66/boe, 35% higher than in 2007. Talisman's realized price of $73.01/boe was 32% higher than 2007, principally due to higher international oil, liquids and gas prices. Increased royalties, operating expenses and hedging losses were partly offset by lower transportation costs in the quarter.

Prices and Exchange Rates

March 31,	Three months ended		
	2008	**2008 vs 2007 (%)**	2007
Oil and liquids ($/bbl)			
North America	**80.79**	**51**	53.55
UK	**97.33**	**50**	64.73
Scandinavia	**99.30**	**54**	64.64
Southeast Asia	**99.66**	**29**	77.10
Other	**102.48**	**48**	69.41
	95.49	**46**	65.46
Natural gas ($/mcf)			
North America	**7.86**	**3**	7.66
UK	**8.52**	**10**	7.72
Scandinavia	**5.78**	**30**	4.44
Southeast Asia	**9.07**	**44**	6.29
	8.16	**11**	7.35
Total $/boe (6mcf=1boe)	**73.01**	**32**	55.52
Hedging gain (loss), not included in the above prices			
Oil and liquids ($/bbl)	**(0.48)**		1.07
Natural gas ($/mcf)	**-**		0.18
Total $/boe (6mcf=1boe)	**(0.26)**		1.09
Benchmark prices and foreign exchange rates			
WTI (US$/bbl)	**97.90**	**68**	58.16
Brent (US$/bbl)	**96.90**	**68**	57.75
Tapis (US$/bbl)	**100.28**	**58**	63.62
NYMEX (US$/mmbtu)	**7.55**	**8**	6.96
AECO ($/gj)	**7.49**	**6**	7.07
US$/C$ exchange rate	**1.00**	**18**	0.85
C$/UK£ exchange rate	**1.99**	**(13)**	2.29

Talisman's first quarter realized commodity price increased $17.49/boe from the same period in 2007 to $73.01/boe. Realized oil and liquids prices increased by 46%, while realized natural gas prices increased by 11%. These trends followed world oil and gas price indices. Realized prices for oil and liquids did not increase at the same rate as US$ based index prices due principally to the strengthening of the C$ relative to the US$ since the same period in 2007.

For the quarter ended March 31, Talisman recorded net hedging losses on commodity-based derivative financial instruments of $10 million, associated with losses on oil and liquids of $0.48/bbl . This compares to gains of $46 million associated with gains on natural gas of $0.18/mcf as well as gains on oil and liquids of $1.07/bbl during the same period in 2007. As of April 1, the Company had derivative and fixed price physical contracts for approximately 12% of its remaining 2008 estimated production. A summary of the contracts outstanding is included in note 12 to the December 31, 2007 audited Consolidated Financial Statements and in note 10 to the March 31, 2008 unaudited Interim Consolidated Financial Statements.

Royalties[1]

March 31,	Three months ended			
	2008			2007
	%	**$ millions**	%	$ millions
North America	**18**	**167**	19	145
UK	**-**	**4**	-	-
Scandinavia	**-**	**-**	-	-
Southeast Asia	**40**	**203**	37	174
Other	**10**	**3**	31	21
Corporate average	**15**	**377**	16	340

1. Includes impact of royalties related to sales volumes.

The Company's royalty expense from continuing operations for the first quarter was $377 million (15%), up $37 million from $340 million (16%) in 2007. The decrease in the North America royalty rate was principally the result of deep gas royalty holidays. The increase in the Southeast Asia royalty rate was driven by increasing commodity prices. The decrease in Other was principally the result of the timing of liftings.

Alberta Royalty Review

On October 25, 2007, the Alberta government proposed a new royalty framework that is expected to become effective in January 2009. More recently, it announced plans for addressing some of the unintended consequences of the royalty rate increases.

Royalties presented above are based on the existing royalty regime. Talisman expects an increase in royalties paid to the Alberta government in 2009, the amount of which is dependent on commodity prices. At higher prices, royalties are expected to increase further. The Company is continuing to review the impact of the latest changes in the royalty framework.

Unit Operating Expenses [1]

March 31,	Three months ended		
	2008	**2008 vs 2007**	2007
	$/boe	**(%)**	$/boe
North America	**8.07**	**7**	7.51
UK	**29.01**	**27**	22.87
Scandinavia	**22.25**	**-**	22.21
Southeast Asia	**5.16**	**21**	4.25
Other	**6.18**	**33**	4.64
Company ($/boe)	**13.08**	**12**	11.70

1. Includes impact of total production volumes and expenses.

Total Operating Expenses[2]

	Three months ended	
March 31,	**2008**	2007
($ millions)		
North America	**133**	124
UK	**218**	241
Scandinavia	**56**	74
Southeast Asia	**33**	36
Other	**2**	4
	442	479

2. Includes operating expenses related to sales volumes.

During the first quarter, total operating expenses from continuing operations decreased by 8% to $442 million.

In North America, operating costs were higher than the prior year due primarily to increases in pipeline maintenance and processing costs. The impact of increased expenditures combined with decreased total production resulted in an increase in the unit operating expense.

In the UK, operating costs decreased by $23 million primarily due to the strengthening of the C$ relative to the UK£ since March 31, 2007 and the impact of unlifted oil volumes. The unit operating expense increase was principally the result of planned and unplanned maintenance shutdowns and higher fuel gas costs, combined with lower production volumes.

In Scandinavia, the $18 million decrease in operating costs is the result of the timing of liftings. The unit operating costs were relatively unchanged compared to the same period in 2007 as increased Gyda workover costs were offset by decreased Varg well maintenance costs and increased production.

In Southeast Asia, relatively flat total operating costs combined with lower production resulted in increased unit costs.

Unit Depreciation, Depletion and Amortization (DD&A) Expense[1]

	Three months ended		
March 31,	**2008**	**2008 vs 2007**	2007
	$/boe	**(%)**	$/boe
North America	**16.46**	**1**	16.29
UK	**16.46**	**5**	15.68
Scandinavia	**29.55**	**25**	23.64
Southeast Asia	**6.53**	**(22)**	8.42
Other	**18.59**	**76**	10.56
	15.23	**2**	14.87

1. Includes impact of DD&A expense related to sales volumes.

Total DD&A Expense[2]

| March 31, | Three months ended | |
	2008	2007
($ millions)		
North America	265	261
UK	146	155
Scandinavia	66	75
Southeast Asia	48	68
Other	7	10
	532	569

2. Includes DD&A expense related to sales volumes.

Total DD&A expense from continuing operations was $532 million, down 7% from the same period in 2007. The decrease in DD&A expense is principally related to decreased production, the timing of liftings and the strengthening of the C$ relative to the UK£.

The increases in the North America, UK and Scandinavia unit DD&A expense were due principally to an increase in the depletable base.

The reduction in the Southeast Asia unit DD&A expense was principally the result of an increased proportion of lower cost Indonesian production in the first quarter of 2008.

The unit DD&A expense for Other reflects only Trinidad sales volumes, since there were no liftings of North Africa oil and liquids during the first quarter of 2008.

Corporate and Other

| March 31, | Three months ended | |
	2008	2007
($ millions)		
General and administrative expense	64	60
Dry hole expense	70	100
Stock-based compensation (recovery) expense	(10)	42
Other expenses	(13)	(14)
Interest costs capitalized	14	28
Interest on long-term debt	44	46
Loss on held-for-trading financial instruments	68	37
Other revenue	35	30

Dry hole expense for the first quarter of 2008 was down $30 million compared to the same period in 2007 and includes $24 million in North America, $21 million in the UK, $24 million in Scandinavia and $1 million in the rest of the world.

Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units as at March 31. The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. During the first quarter of 2008, the Company recorded a stock-based compensation recovery of $10 million relating to its stock option and cash unit plans. The Company paid cash of $9 million to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. Since the introduction of the cash feature, approximately 96% of options exercised have been exercised for cash, with only 4% exercised for shares, resulting in reduced dilution of shares.

Capitalized interest costs are associated with the Yme and Rev development projects in Scandinavia and the Northern Fields development in Malaysia. Upon commencement of production, interest is no longer capitalized.

The loss on held-for-trading financial instruments in the quarter includes the change in the fair value of commodity price derivatives that are not designated as hedges. See note 10 to the Unaudited Interim Consolidated Financial Statements.

Other revenue of $35 million includes $29 million of pipeline and processing revenue.

Taxes

Effective Income Tax Rate

	Three months ended	
March 31,	**2008**	2007
($ millions)		
Income from continuing operations before taxes	**819**	437
Less PRT		
Current	**51**	72
Deferred	**(4)**	(4)
Total PRT	**47**	68
	772	369
Income tax expense		
Current income tax	**266**	170
Future income tax	**47**	(6)
Total income tax expense	**313**	164
Effective income tax rate	**41%**	44%

Total income tax expense almost doubled as a result of increased revenues from higher commodity prices. Reduced production in the UK resulted in decreased Petroleum Revenue Tax (PRT) expense.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income. The effective tax rate in the quarter decreased by 3% to 41%, relative to the same period in 2007 due to a change in the mix of income towards lower tax rate jurisdictions.

Asset Rationalization Program

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold. Prior period results are restated to show both continuing and discontinued operations for comparative purposes. See note 2 to the unaudited Interim Consolidated Financial Statements. Production from discontinued operations comprises production from asset sales expected to close during 2008.

In 2008, Talisman entered into an agreement to sell gas producing assets in Western Canada for approximately $250 million. The sale is expected to close later in 2008.

In 2008, Talisman entered into an agreement to sell assets in Denmark for approximately US$83 million, resulting in an after-tax writedown of these assets of $28 million to their net realizable value. The sale is expected to close later in 2008.

In 2007, the Company entered into an agreement to sell its Beatrice assets in the UK for approximately UK£10 million. The sale is expected to close later in 2008, with an effective date of January 1, 2008.

Capital Expenditures[1]

March 31,	Three months ended		
	2008	**2008 vs 2007**	2007
		(%)	
($ millions)			
North America	**421**	**(31)**	611
UK	**180**	**(48)**	346
Scandinavia	**199**	**59**	125
Southeast Asia	**171**	**54**	111
Other	**32**	**(48)**	62
Corporate, IS and Administrative	**9**	**(25)**	12
	1,012	**(20)**	1,267
Acquisitions	**111**		4
Discontinued operations:			
Capital expenditures	**10**		41
Proceeds on dispositions[2]	**-**		(472)
Total	**1,133**	**35**	840

1. Capital expenditures excludes corporate acquisitions.
2. 2007 proceeds on disposition of $472 million, comprised $229 million in cash and $243 million in Canadian Oil Sands Trust units.

North America capital expenditures during the quarter totalled $421 million, with exploration costs of $177 million and development costs of $244 million (including plant and equipment). These expenditures included the drilling of 112 gas wells and 26 oil wells. The decrease in capital expenditures relative to the same period in 2007 was primarily the result of decreased activity.

UK capital expenditures during the quarter were comprised of $50 million on exploration and $130 million on development, which included development drilling in the Claymore and Blane fields, as well as the development of the Auk North, Burghley and Tweedsmuir fields. The decrease in capital expenditures was largely the result of decreased development activity as a number of projects were commissioned in 2007.

In Scandinavia, the Company spent $37 million on exploration and $162 million on development, including development drilling in the Gyda, Brage and Veslefrikk fields as well as the ongoing Rev and Yme field developments. Increased spending on Rev and Yme resulted in increased capital expenditures relative to the same period in 2007.

In Southeast Asia, capital expenditures of $171 million included $85 million on exploration, principally on the Hai Su Den discovery in Block 15-2/01 in Vietnam, and $86 million on development, which includes development of the Northern field.

The decrease in Other capital expenditures is principally the result of a reduced level of drilling activity in Trinidad and Tobago.

In March, the Company acquired 100% of the outstanding common shares of RSX Energy Inc. for cash consideration of $95 million and the assumption of $6 million of long-term debt.

Long-Term Debt and Liquidity

At March 31, Talisman's long-term debt was $4.4 billion ($4.2 billion net of cash), down from $4.9 billion ($4.3 billion net of cash) at December 31, 2007. During the first three months of 2008, the Company generated $1.3 billion of cash provided by operating activities and spent $1.1 billion on exploration, development and the acquisition of RSX Energy Inc. The translation effect of the weakening of the C$ relative to the US$ since December 31, 2007 increased long-term debt by approximately $150 million, since the majority of the Company's debt is denominated in US$.

At March 31, the Company had $1.3 billion drawn against its available $2.7 billion of bank lines of credit.

On April 9, the Company filed as part of a registration statement a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$2 billion of debt securities in the US public debt market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term note securities in the Canadian public debt market.

At March 31, the Company had current assets of $2.0 billion and current liabilities of $2.7 billion, including assets and liabilities related to discontinued operations. Working capital movements are difficult to predict, but management anticipates that accounts receivable will rise later in the year, due primarily to increased production in the North Sea and Southeast Asia.

At March 31, debt-to-debt plus book equity was 34%. For the 12 months ended March 31, 2008, the debt-to-cash provided by operating activities ratio was 1.02:1.

At March 31, there were 1,018,617,605 common shares outstanding, increasing to 1,018,649,105 at April 28.

At March 31, there were 62,587,386 stock options and 9,638,143 cash units outstanding. Subsequent to March 31, 15,246,720 stock options were granted, 1,651,501 were exercised for cash, 31,500 were exercised for shares and 131,943 were cancelled, with 76,019,162 outstanding at April 28. Subsequent to March 31, 2,078,630 cash units were granted, 409,441 were exercised and 32,610 were cancelled, with 11,274,722 outstanding at April 28.

Talisman's investment grade senior unsecured long-term debt credit ratings from DBRS Limited "DBRS"), Moody's Investor Service, Inc. ("Moody's") and Standard & Poor's ("S&P") are BBB (high), Baa2 (stable) and BBB+, respectively. S&P has assigned a negative outlook to its corporate rating.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

Financial Instruments

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges for accounting purposes and consequently realizes changes in the fair value of such contracts in net income immediately, which will increase the volatility of net income. In addition, the Company has a fixed-to-floating interest rate swap and a cross currency interest rate swap. The fixed-to-floating interest rate swap is designated as a fair value hedge of a portion of the Company's long-term debt. The hedged portion of the long-term debt and hedging item are re-measured at fair value each reporting period and the respective changes in fair value of the derivative and the hedged portion of the long-term debt offset each other and are expected to continue to have no net impact on net income in future periods.

The Company's use of derivative instruments is discussed more fully in note 10 to the unaudited Interim Consolidated Financial Statements.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company's financial performance for 2008 is summarized in the following table, based on an approximate WTI oil price of US$95/bbl, a NYMEX natural gas price of US$9/mmbtu and exchange rates of C$1=US$1 and UK£1=C$2.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes		
Oil - 1,000 bbls/d	10	15
Natural gas - 10 mmcf/d	10	20
Price changes[1]		
Oil – US$1.00/bbl	30	30
Natural gas (North America)[2] - C$0.10/mcf	15	20
Exchange rate changes		
US$/C$ decreased by US$0.01	40	60
C$/UK£ increased by C$0.02	(5)	-

1. The impact of commodity contracts outstanding as of April 1 has been included.
2. Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material. Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended							
	2008	**2007**[1]				**2006**[1]		
	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
Gross sales	**2,468**	2,462	2,286	2,234	2,146	2,080	2,094	2,175
Total revenue	**2,116**	2,056	1,941	1,915	1,882	1,804	1,789	1,796
Net income from continuing operations	**459**	303	223	298	205	322	389	531
Net income	**466**	656	352	550	520	598	525	685
Per common share ($)								
Net income from continuing operations	**0.45**	0.30	0.22	0.29	0.19	0.30	0.36	0.48
Diluted net income from continuing operations	**0.44**	0.29	0.21	0.28	0.18	0.29	0.35	0.47
Net income	**0.46**	0.64	0.35	0.53	0.49	0.56	0.48	0.62
Diluted net income	**0.45**	0.63	0.34	0.52	0.48	0.54	0.47	0.61

1. Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the first quarter of 2008, gross sales increased by $322 million over the same period in 2007 due to increasing oil, liquids and gas prices, partially offset by the decreased production from continuing operations and the strengthening of the C$. Net income from continuing operations increased by $254 million due principally to increased revenue and a stock-based compensation recovery, partially offset by lower production and increased income taxes.

New Accounting Standards

Effective January 1, 2008, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 10 to the unaudited Interim Consolidated Financial Statements. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact upon Talisman's presentation.

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031). The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of write-downs to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly. The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million in other assets.

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

The Accounting Standards Board confirmed recently that public companies will be required to report under International Financial Reporting Standards (IFRS) effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

Internal Control over Financial Reporting

There were no changes in Talisman's internal control over financial reporting during the first quarter of 2008 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Litigation

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Forward-Looking Information

This interim MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- business strategy and plans;
- the timing of expected dispositions;
- estimated movements in working capital;
- expected impact of proposed royalty changes;
- the ability of the Company to incur debt or issue equity in connection with any acquisition or investment;
- expected impact of accounting pronouncements;
- the merits or anticipated outcome or timing of pending litigation; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this interim MD&A. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. See the section entitled "Sensitivities" for the pricing assumptions used in preparing this interim MD&A.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir-risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- the risk that adequate pipeline capacity to transport gas to market may not be available;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- the ability of the Company to integrate any assets it may acquire or the performance of those assets;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- uncertainties related to the litigation process, such as a possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions or judges and juries;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- competitive actions of other companies, including increased competition from other oil and gas companies;
- changes in general economic and business conditions;
- the effect of acts of, or actions against, international terrorism;
- the possibility that government policies or laws may change or governmental approvals delayed or withheld;
- results of the Company's risk mitigation strategies, including insurance and any hedging activities; and
- the Company's ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form and Annual Financial Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Advisory - Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of 'boe'

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.